Exhibit 99.1

Viomi Technology Co., Ltd Reports First Half of 2024 Unaudited Financial Results

Returning to a net profit position with a net income of RMB5.6 million and a non-GAAP net income1 of RMB16.1 million.

GUANGZHOU, China, August 26, 2024 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half 2024 Financial and Operating Highlights

•	Net revenues were RMB1,040.2 million (US$143.1 million), compared to RMB1,304.4 million for the same period of 2023.

•	Gross margin increased to 24.8% from 22.0% for the same period of 2023.

•	Net income was RMB5.6 million (US$0.8 million), compared to net loss of RMB57.3 million for the same period of 2023.

•	Number of cumulative household users reached approximately 8.7 million, compared to approximately 8.1 million for the same period of 2023.

Estimated Financial Results of the Continuing Businesses2

•	The estimated revenues of the Continuing Businesses were more than RMB 800 million for the first half of 2024.

•	The estimated income from operations of the Continuing Businesses was more than RMB50 million for the first half of 2024.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented: “In the first half of 2024, we implemented our ‘Focus’ strategy, prioritizing high-quality development and consistently enhancing our operating performance. Specifically, we concentrated on our advantageous categories, boosting our core home water solution products’ revenue while further optimizing our product structure. As a result, our overall gross margin continued to improve to 24.8% for the first half of 2024 from 22.0% for the same period in 2023. Rigorous cost control measures led to a year-over-year decline in operating expenses by 19.2%, contributing to a turnaround in net profit with a net income of RMB5.6 million and a non-GAAP net income of RMB16.1 million. Additionally, we maintained a strong cash position, with free cash assets totaling RMB914.3 million.

1 “Non-GAAP net income” is defined as net income excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

2 As announced on July 19, 2024, the Company has entered into definitive agreements with Mr. Xiaoping Chen to divest the Company’s IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) (the “Divested Business”) The transaction is subject to certain closing conditions and is expected to close by the end of August 2024. As of the date of this earnings release, the transaction has not been closed yet. Each of the estimated revenues and income from operations of the Continuing Businesses is based on the Company’s preliminary estimates based on currently available information. In estimating the revenues and income from operations of the Continuing Businesses, the management of the Company has taken into consideration of revenues, cost of revenues, and operating expenses directly attributable to the Continuing Businesses and indirect operating expenses allocated to the Continuing Businesses as deemed appropriate by the management of the Company. The term “Continuing Businesses” refers to the Company’s businesses excluding the Divested Business.

“On July 19, 2024, we announced a major business reorganization to divest the Company’s certain IoT@Home portfolio products, which is expected to be completed as planned by the end of August. Viomi will mainly focus on its core strengths in the home water solutions to elevate the Company’s overall operational trajectory. Based on our preliminary estimates, the estimated revenues of the Continuing Businesses were more than RMB800 million, with an estimated income from operations more than RMB50 million in the first half of 2024. The reorganization is expected to drive healthy and sustainable long-term growth for the Company.

“Following the major business reorganization, Viomi will embrace a new mission: ‘AI for Better Water.’ We are dedicated to utilizing AI technology to provide better home water solutions for households worldwide. Leveraging our extensive expertise in AI technology application, intelligent hardware and software development, Viomi has strived to redefine home water solutions and developed a unique ‘Equipment + Consumables’ business model. We use AI technology to holistically enhance the user experience, providing remote, real-time monitoring of water quality and usage as well as timely filter replacement reminders, one-click reordering, and DIY replacement options, leading to a higher filter replacement rate. Our intelligent waterway self-cleaning technology significantly extends filter lifespan and reduces the cost of water purification, making smart water purification products a reliable, hassle-free and affordable essential for a healthy lifestyle. As of the end of the first half of 2024, Viomi AI home water solutions were used by nearly 5.9 million households.

“Regarding product innovation, as an industry-leading technology company, Viomi has consistently driven technological breakthroughs over the past decade. We developed tankless large-flux water purifiers that provide fresh drinking water 24/7. By upgrading the water flux up to 2000G, we expanded purified water usage scenarios from drinking to cooking, washing vegetables, and more. In addition, we implemented ERO electrodialysis technology to offer adjustable water quality, ranging from pure water to natural mineral water, setting new trends in healthy living. At the Viomi Spring Water Purifier New Product Launch in March 2024, we unveiled the Viomi Kunlun Mineral AI Water Purifier. Its innovative mineralizing filter technology enables the sustained release of beneficial minerals, making the composition of these minerals in the water almost identical to that of natural mineral water, allowing our users to enjoy fresh mineral water at home. Viomi offers a wide range of products covering various home scenarios, from single-function filtration to integrated functions featuring instant heating, cooling, and ice-making capabilities. Spanning kitchen, living room and whole-house applications, our products comprehensively address the increasing global demand for cleaner, fresher and healthier drinking water.

“In terms of product manufacturing and technology development, Viomi operates a world-leading ‘Water Purifier Gigafactory,’ boasting an annual production capacity of 5 million water purifiers and 30 million filters. Its highly integrated industrial chain, highly automated production lines, high-standard clean production workshops, and fully traceable quality control system facilitate continuous breakthroughs in water purification, achieving optimal scale efficiency and meeting diverse global market demands. We have established one of the industry’s most comprehensive R&D systems, mastering advanced filtration technology and the materials manufacturing process. As a result, we have amassed over 1,600 water purification patents and attracted numerous global talents in management, marketing, product development and quality control.”

“Following our major business reorganization, ‘Global Water’ will become the Company’s vision. As a specialized professional water purification technology company, we aim to deliver fresh and healthy water worldwide, and we will deepen our focus on providing high-quality products and solutions to enhance user satisfaction. First, we will strengthen our collaboration with strategic partners to fully leverage our Water Purifier Gigafactory’s competitive advantages. Second, we will increase our water purification products’ domestic market penetration, continuing to lead the healthy mineral water trend and promoting access for household users. Third, we will actively expand in key overseas markets to promote Viomi’s global strategy, enabling families abroad to enjoy fresh and healthy water through our products. In the meantime, we will maintain a sufficient capital reserve and ensure stable business growth, providing long-term returns for our users and shareholders,” Mr. Chen concluded.

First Half 2024 Financial Results

REVENUES

Net revenues were RMB1,040.2 million (US$143.1 million), compared to RMB1,304.4 million for the same period of 2023. The decrease was mainly due to a strategic shift in focus towards home water solutions, resulting in the decrease in revenues from the IoT@Home portfolio as well as small appliances and others.

-	IoT @ Home portfolio. Revenues from the IoT @ Home portfolio decreased by 30.3% to RMB482.0 million (US$66.3 million) from RMB691.7 million for the same period of 2023. The decrease was primarily due to the Company’s strategic decision to phase out certain underperforming SKUs in refrigerators and air conditioners, aiming for more sustainable and healthy growth.

-	Home water solutions. Revenues from home water solutions increased by 12.9% to RMB323.5 million (US$44.5 million) from RMB286.6 million for the same period of 2023. The increase was primarily due to the Company’s intensified focus on this category.

-	Consumables. Revenues from consumables remained stable as RMB135.8 million (US$18.7 million), compared to RMB135.9 million for the same period of 2023.

-	Small appliances and others. Revenues from small appliances and others decreased by 48.0% to RMB98.9 million (US$13.6 million) from RMB190.2 million for the same period of 2023. The decrease was primarily due to the Company’s ongoing effort to streamline SKUs within these categories.

GROSS PROFIT

Gross profit was RMB258.1 million (US$35.5 million), compared to RMB286.8 million for the same period of 2023. Gross margin was 24.8%, compared to 22.0% for the same period of 2023. The increase was primarily driven by the Company’s efforts on expanding revenue contribution of higher-gross-margin core product categories.

OPERATING EXPENSES

Total operating expenses decreased by 19.2% to RMB292.3 million (US$40.2 million) from RMB361.8 million for the same period of 2023. Adjusted operating expenses excluding share-based compensation were RMB281.8 million (US$38.8 million), representing a year-over-year decrease of 21.8%. The decrease was driven by the Company’s strategic evaluation of resource efficiency and focus on more advantageous areas to achieve better operating results.

Research and development expenses slightly decreased by 1.2% to RMB108.2 million (US$14.9 million) from RMB109.5 million for the same period of 2023.The decrease was mainly due to a decrease in staff cost, partially offset by higher share-based compensation (SBC) expenses, resulting from the extension of share incentive plans’ expiration term to 20 years.

Selling and marketing expenses decreased by 33.1% to RMB142.9 million (US$19.7 million) from RMB213.5 million for the same period of 2023. The decrease was mainly due to a decrease in logistic expenses, online platform service fees, and advertising and marketing fees, as a result of the Company’s rigorous cost control measures, optimization of sales channels, and refinement of the product mix.

General and administrative expenses increased by 6.2% to RMB41.2 million (US$5.7 million), compared to RMB38.8 million for the same period of 2023. The increase was primarily due to an increase in professional fees, depreciation and administrative expenses related to the operation of the technology park, partially offset by a decrease in the estimated allowance for accounts and notes receivables.

LOSS FROM OPERATIONS

Loss from operations decreased by 80.4% to RMB13.4 million (US$1.8 million) from RMB68.2 million for the same period of 2023.

Non-GAAP operating loss3 was RMB2.8 million (US$0.4 million), compared to RMB66.9 million for the same period of 2023.

NET INCOME (LOSS)

Net income attributable to ordinary shareholders of the Company was RMB6.0 million (US$0.8 million), compared to a net loss attributable to ordinary shareholders of the Company of RMB54.9 million for the same period of 2023, primarily due to the Company’s efforts to prioritize high-quality development and improve operational efficiency.

3 “Non-GAAP operating loss” is defined as loss from operations excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

Non-GAAP net income attributable to ordinary shareholders4 of the Company was RMB16.5 million (US$2.3 million), compared to a net loss of RMB53.7 million for the same period of 2023.

BALANCE SHEET

As of June 30, 2024, the Company had cash and cash equivalents of RMB701.6 million (US$96.5 million), restricted cash of RMB206.9 million (US$28.5 million), short-term deposits of RMB152.6 million (US$21.0 million), and short-term investments of RMB60.1 million (US$8.3 million), compared to RMB491.7 million, RMB144.6 million, RMB365.8 million, and RMB70.4 million, respectively, as of December 31, 2023.

OUTLOOK

For the full year 2024, the Company currently expects:

-Revenues of the Continuing Businesses to be between RMB1.7 billion and RMB1.9 billion.

-Income from operations of the Continuing Businesses to be between RMB110 million and RMB130 million.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, all of which are subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Monday, August 26, 2024 (8:00 p.m. Beijing/Hong Kong time on August 26, 2024) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (toll free):	+1 888-346-8982
International:	+1 412-902-4272
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852 3018-4992
Mainland China (toll free):	400-120-1203
Conference ID:	6755514

A telephone replay will be available one hour after the call until September 2, 2024, by dialing:

United States:	+1 877-344-7529
International:	+1 412-317-0088
Replay Access Code:	6755514

4 “Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company” is defined as net income/(loss) attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

Additionally, a live and archived webcast of the conference call will be available at https://ir.viomi.com.

About Viomi Technology

Viomi’s mission is “AI for Better Water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water solutions, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: https://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating loss, non-GAAP net income, and non-GAAP net income loss attributable to ordinary shareholders of the Company, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating loss is loss from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income/loss attributable to ordinary shareholders of the Company is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2672 to US$1.00, the effective noon buying rate for June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for June 28, 2024, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the estimated revenue and income from operations from the Continuing Businesses, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	491,715	701,626	96,547
Restricted cash	144,640	206,858	28,465
Short-term deposits	365,838	152,629	21,002
Short-term investments	70,369	60,061	8,265
Accounts and notes receivable from third parties (net of allowance of RMB80,409 and RMB76,668, as of December 31, 2023 and June 30, 2024, respectively)	226,802	181,368	24,957
Accounts receivable from a related party (net of allowance of RMB325 and RMB407 as of December 31, 2023 and June 30, 2024, respectively)	324,223	375,206	51,630
Other receivables from related parties (net of allowance of RMB nil and nil as of December 31, 2023 and June 30, 2024, respectively)	224	224	31
Inventories	442,219	389,000	53,528
Prepaid expenses and other current assets	186,672	204,747	28,174
Long-term deposits-current portion	30,000	30,000	4,128

Total current assets	2,282,702	2,301,719	316,727

Non-current assets
Prepaid expenses and other non-current assets	18,824	18,293	2,518
Property, plant and equipment, net	342,985	327,390	45,050
Deferred tax assets	10,990	9,793	1,348
Intangible assets, net	10,901	9,524	1,311
Right-of-use assets, net	4,971	6,480	892
Land use rights, net	59,177	58,540	8,055
Long-term investment	23,838	27,764	3,820

Total non-current assets	471,686	457,784	62,994

Total assets	2,754,388	2,759,503	379,721

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	100,000	120,000	16,513
Accounts and notes payable	666,333	686,681	94,490
Advances from customers	131,338	128,003	17,614
Amount due to related parties	18,468	9,544	1,313
Accrued expenses and other liabilities	302,214	298,698	41,103
Income tax payables	17,779	9,336	1,285
Lease liabilities due within one year	2,410	4,403	606
Long-term borrowing-current portion	28,029	28,870	3,973
Total current liabilities	1,266,571	1,285,535	176,897

Non-current liabilities
Accrued expenses and other liabilities - non-current portion	12,766	13,097	1,802
Long-term borrowing	128,701	89,842	12,363
Lease liabilities	2,713	2,602	358
Total non-current liabilities	144,180	105,541	14,523

Total liabilities	1,410,751	1,391,076	191,420

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 101,902,544 and 102,139,544 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,550 and 102,764,550 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	6	6	1
Additional paid-in capital	1,353,634	1,364,209	187,721
Retained earnings	89,711	95,696	13,169
Accumulated other comprehensive loss	(14,328)	(6,680)	(919)
Treasury stock	(81,143)	(81,143)	(11,166)

Total equity attributable to shareholders of the Company	1,347,886	1,372,094	188,807

Non-controlling interests	(4,249)	(3,667)	(506)

Total shareholders’ equity	1,343,637	1,368,427	188,301

Total liabilities and shareholders’ equity	2,754,388	2,759,503	379,721

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
Net revenues:
A related party	571,307	674,430	92,805
Third parties	733,084	365,728	50,326
Total net revenues	1,304,391	1,040,158	143,131

Cost of revenues	(1,017,584)	(782,075)	(107,617)

Gross profit	286,807	258,083	35,514

Operating expenses
Research and development expenses	(109,494)	(108,210)	(14,890)
Selling and marketing expenses	(213,544)	(142,930)	(19,668)
General and administrative expenses	(38,801)	(41,208)	(5,670)

Total operating expenses	(361,839)	(292,348)	(40,228)

Other income, net	6,827	20,882	2,873

Loss from operations	(68,205)	(13,383)	(1,841)

Interest income and short-term investment income, net	15,595	13,436	1,849
Other non-operating income	1,839	-	-

(Loss) income before income tax expenses	(50,771)	53	8

Income tax (expenses) credits	(6,513)	5,516	759

Net (loss) income	(57,284)	5,569	767

Less: Net loss attributable to the non-controlling interest shareholders	(2,358)	(414)	(57)

Net (loss) income attributable to ordinary shareholders of the Company	(54,926)	5,983	824

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
Net (loss) income attributable to ordinary shareholders of the Company	(54,926)	5,983	824

Other comprehensive income, net of tax:
Foreign currency translation adjustment	23,126	7,648	1,052

Total comprehensive (loss) income attributable to ordinary shareholders of the Company	(31,800)	13,631	1,876

Net (loss) income per ADS*
-Basic	(0.80)	0.09	0.01
-Diluted	(0.80)	0.09	0.01

Weighted average number of ADS used in calculating net loss per ADS
-Basic	68,944,237	68,244,454	68,244,454
-Diluted	68,944,237	68,562,258	68,562,258

Net (loss) income per share attributable to ordinary shareholders of the Company
-Basic	(0.27)	0.03	0.00
-Diluted	(0.27)	0.03	0.00

Weighted average number of ordinary shares used in calculating net (loss) income per share
-Basic	206,832,712	204,733,363	204,733,363
-Diluted	206,832,712	205,686,774	205,686,774

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
General and administrative expenses	1,173	2,310	318
Research and development expenses	131	5,538	762
Selling and marketing expenses	(44)	2,702	372

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
Loss from operations	(68,205)	(13,383)	(1,841)
Share-based compensation expenses	1,260	10,550	1,452

Non-GAAP operating loss	(66,945)	(2,833)	(389)

Net (loss) income	(57,284)	5,569	767
Share-based compensation expenses	1,260	10,550	1,452

Non-GAAP net (loss) income	(56,024)	16,119	2,219

Net (loss) income attributable to ordinary shareholders of the Company	(54,926)	5,983	824
Share-based compensation expenses	1,260	10,550	1,452

Non-GAAP net (loss) income attributable to ordinary shareholders of the Company	(53,666)	16,533	2,276

Non-GAAP net (loss) income per ADS
-Basic	(0.78)	0.24	0.03
-Diluted	(0.78)	0.24	0.03

Weighted average number of ADS used in calculating Non-GAAP net (loss) income per ADS
-Basic	68,944,237	68,244,454	68,244,454
-Diluted	68,944,237	68,562,258	68,562,258

Non-GAAP net (loss) income per ordinary share
-Basic
-Diluted	(0.26)	0.08	0.01
	(0.26)	0.08	0.01
Weighted average number of ordinary shares used in calculating Non-GAAP net (loss) income per share
-Basic	206,832,712	204,733,363	204,733,363
-Diluted	206,832,712	205,686,774	205,686,774

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.